UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 6, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Results of Operations and Financial Condition
SIGNATURE
INDEX TO EXHIBITS FILED WITH THE REPORT ON FORM 6-K DATED MARCH 6, 2007
EXHIBIT 99.1

Results of Operations and Financial Condition
On March 6, 2007, Avago Technologies (the “Company”) distributed its financial results for its first quarter ended January 31, 2007. The Company also announced that it will host an investor conference call on March 6, 2007 at 2:00 p.m. Pacific Time.
The foregoing description is qualified in its entirety by reference to the Registrant’s release dated March 6, 2007, a copy of which is attached hereto as Exhibit 99.1.
The information contained in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference to such filing.
Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Release distributed by Avago Technologies on March 6, 2007 entitled “Avago Technologies Announces First Quarter Fiscal 2007 Financial Results”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2007

Avago Technologies Finance Pte. Ltd.
By:	/s/ Mercedes Johnson
Name:	Mercedes Johnson
Title:	Senior Vice President, Finance and Chief Financial Officer

INDEX TO EXHIBITS FILED WITH
THE REPORT ON FORM 6-K DATED MARCH 6, 2007

Exhibit No.	Description

99.1	Release distributed by Avago Technologies on March 6, 2007 entitled “Avago Technologies Announces First Quarter Fiscal 2007 Financial Results”